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                                                     PAUL D. HUIE
                                                     Direct: (650) 843-5186
                                                     Internet: huiepd@cooley.com



May 27, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: M. Kathleen Haller, Esq. And John L. Krug, Esq.

RE:  RIBOGENE, INC.
     REGISTRATION STATEMENT
     ON FORM 8-A (File No. 000-23595)

Ladies and Gentlemen:

On behalf of RiboGene, Inc. (the "Registrant"), we hereby request that the Registrant's Registration Statement on Form 8-A, File No. 000-23595 (the "Form 8-A"), filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") on May 14, 1998, be withdrawn, and we hereby transmit a Registration Statement on Form 8-A for filing with the Commission pursuant to Section 12(b) of the Exchange Act.

If you have any comments or questions concerning this request, please call me at (650) 843-5186 or, in my absence, Robert J. Brigham at (650) 843-5053.

Very truly yours,

COOLEY GODWARD LLP

/s/ PAUL D. HUIE
----------------
Paul D. Huie


cc:  Timothy F. Morris
     Robert J. Brigham, Esq.
     Lana K. Hawkins, Esq.